UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 1, 2026

GigCapital7 Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42262	98-1790710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	GIGGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GIG	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIGGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Definitive Material Agreement

On May 1, 2026, GigCapital7 Corp. (the “GigCapital7”) entered into separate agreements (each, a “Non-Redemption Agreement”, and together, the “Non-Redemption Agreements”) with certain of the public stockholders of GigCapital7 (each, individually, a “Public Stockholder”, and together, the “Public Stockholders”) eligible to redeem their respective Class A ordinary shares, par value $0.0001 per share, of GigCapital7 (“Ordinary Shares”) at the upcoming extraordinary general meeting of the shareholders of GigCapital7 scheduled for May 7, 2026 (the “May 2026 Meeting”) to approve the business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of September 27, 2025, as amended by the First Amendment to Business Combination Agreement, dated as of December 12, 2025, and as further amended by the Second Amendment to Business Combination Agreement, dated as of April 16, 2026 (as may further be amended from time to time, the “Business Combination Agreement”), by and among GigCapital7, Hadron Energy, Inc., a Delaware Corporation (the “Company”), and MMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital7 (“Merger Sub”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Non-Redemption Agreements. Any reference herein to the “Non-Redemption Agreement” is to be treated as a reference to each Public Stockholder’s separate agreement and should be construed accordingly and any action taken by a Public Stockholder should be construed as an action under its own respective agreement.

Pursuant to the Non-Redemption Agreements, the Public Stockholders that have entered into the Non-Redemption Agreements have agreed not to exercise redemption rights with respect to their respective Ordinary Shares in connection with the Business Combination, and to waive all redemption rights with respect to the aggregate number of 1,800,000 Ordinary Shares (the “Non-Redemption Shares”), provided that no Public Stockholder is required to hold a number of Ordinary Shares representing in excess of 9.99% of the total number of Ordinary Shares outstanding. The Non-Redemption Shares held by the Public Stockholders will not be subject to any other transfer restrictions than those described in the Non-Redemption Agreements. The Public Stockholders will have no obligation to hold the Non-Redemption Shares beyond the Redemption Deadline, after which such shares will be freely tradeable without restrictive legends.

In the event that GigCapital7 enters one or more other non-redemption agreements in connection with the Business Combination (“Other Agreements”), GigCapital7 has agreed that the terms of such Other Agreements will not be materially more favorable to such other investors than the terms of the Non-Redemption Agreements are in respect of the Public Stockholders. In the event that another third party is afforded any such more favorable terms than the Public Stockholders, GigCapital7 has agreed to promptly inform the Public Stockholders of such more favorable terms in writing, and the Public Stockholders will then have the right to elect to have such more favorable terms included in each Public Stockholder’s respective Non-Redemption Agreement.

This Current Report provides a summary of the form of the Non-Redemption Agreement, the description of which does not purport to be complete and is qualified in its entirety by the terms and conditions of such agreement. A copy of the form of Non-Redemption Agreement is filed as Exhibit 10.1 to this Current Report and is incorporated by reference into this Current Report.

Item 7.01	Regulation FD Disclosure.

On May 1, 2026, GigCapital7 and the Company issued a joint press release announcing, among other things, entry into the Non-Redemption Agreements in connection with the Business Combination (the “Press Release”). A copy of the Press Release is attached to this Current Report as Exhibit 99.1.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing of GigCapital7 under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events.

Supplement to the Proxy Statement

On April 15, 2026, GigCapital7 filed its proxy statement/prospectus (the “Proxy Statement”) for the solicitation of proxies in connection with the May 2026 Meeting to consider and vote on the Business Combination and other matters as described in the registration statement and a prospectus relating to the offer of the securities to be issued to the stockholders of the Company in connection with the Business Combination.

GigCapital7 has decided to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about the Non-Redemption Agreements. There is no change to the date, location, the record date, redemption deadline or any of the other proposals to be acted upon at the May 2026 Meeting.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the April 15, 2026, record date can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the May 2026 Meeting by requesting that the transfer agent return such shares prior to the May 2026 Meeting.

A copy of the Proxy Supplement is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

About GigCapital7

GigCapital7 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigCapital7’s efforts to identify a target business may span many industries, the focus of GigCapital7’s search is for prospects within the technology, media, and telecommunications, artificial intelligence and machine learning, cybersecurity, medical technology and medical equipment, semiconductor and sustainable industries. GigCapital7 was sponsored by GigAcquisitions7, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

On September 27, 2025, GigCapital7 entered into the Business Combination Agreement with Merger Sub and the Company, pursuant to the terms of which, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of GigCapital7, which will be renamed as Hadron Energy, Inc.

Additional Information and Where to Find It

In connection with the proposed Business Combination between GigCapital7 and the Company, GigCapital7 has filed the Proxy Statement, which includes a prospectus, with the SEC, and has commenced distribution of the Proxy Statement to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the Business Combination and related transactions, and the other matters described in the Proxy Statement. GigCapital7 is mailing the Proxy Statement and other relevant documents to its shareholders as of April 15, 2026, the record date established for voting on the proposed Business Combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, THE COMPANY AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination and related transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination is set forth in the Proxy Statement, along with information concerning the interests of the Company’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of the Company’s or GigCapital7’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

Certain statements included in this Current Report on Form 8-K and the exhibit hereto that are not historical facts are forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may,” “could,” “would,” “should,” “expect,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future”, “designed,” “forecast,” “target,” “will,” “anticipate,” “estimate,” “continue,” “intend,” “plan,” “predict,” “seem,” “seek,” “outlook,” and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements generally relate to future events, including, without limitation, statements, estimates, forecasts or projections regarding the Company’s future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; the Company’s projected commercialization costs and timeline; the Company’s ability to demonstrate scientific and engineering feasibility of its technologies; the Company’s ability to attract, retain and expand its future customer base; the Company’s ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; the Company’s ability to develop products and services and bring them to market in a timely manner; the Company’s ability to compete successfully with energy products and solutions offered by other companies; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; the Company’s expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which the Company’s products would provide power, which is outside of the Company’s control; the safety profile of the Company’s technology; the execution and success of any definitive agreements related to partnerships and collaborations between the Company and third parties; the Company’s expectations with respect to future performance; GigCapital7’s and the Company’s respective industries, future events, the anticipated use of the investor presentation by the Company and GigCapital7, potential financing activities by the Company, including any contemplated private placement of SAFEs, potential non-deal roadshows, and possible PIPE financing discussions, the proposed transactions between GigCapital7 and the Company, the anticipated timing and benefits of the Business Combination, the entry into agreements related to the Business Combination, the consummation of the proposed Business Combination; the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including the likelihood and ability of the parties to successfully consummate the proposed transactions, future opportunities for the combined company, GigCapital7’s or the Company’s future financial or operating performance, and other statements that are not historical facts. In addition, these forward-looking statements include, without limitation, statements regarding GigCapital7’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed private placements, the Business Combination and other transactions, the satisfaction of the closing conditions to the Business Combination and other transactions, and the timing of the completion of the Business Combination and other transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or GigCapital7), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GigCapital7 and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination or other definitive agreements in connection thereto; (2) the outcome of any legal proceedings that may be instituted against the Company, GigCapital7 or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to successfully or timely consummate the Business Combination and related transactions, including due to the failure to obtain consents and approvals of the shareholders of GigCapital7; (4) the failure to obtain financing to complete the transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the transactions; (5) changes to the proposed structure of the transactions as a result of applicable laws, regulations or conditions; (6) the ability of GigCapital7 to meet applicable listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (8) projections, estimates and forecasts of revenue and other financial and performance metrics; (9) projections about industry trends and market opportunity; expectations relating to the demand for the Company’s micro modular reactor (“MMR”) technology; (10) the Company’s ability to scale and grow its business; (11) the cash position of the Company following closing of the Business Combination; (12) the risk that the transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the transactions; (13) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to successfully commercialize its MMR, and the Company’s ability to source and maintain key relationships with management and key employees; (14) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (15) costs related to the transactions; (16) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding the classification and management of nuclear energy resources, including evolving environmental standards, permitting requirements, and potential changes in applicable laws or regulations; changes in applicable laws and regulations; political and economic developments and market volatility; (17) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (18) risks relating to the Company’s anticipated operations and business, including its focus on the development and commercialization of MMR technologies; (19) the risk that the Company does not ever enter into any definitive agreements in connection with commercialization of its technology; (20) the risk that the Company is pursuing an emerging market; (21) the amount of redemption requests made by the GigCapital7 public shareholders; (22) risks related to the future performance of the Company; (23) the potential need for financing for future operations; (24) financial, political and legal conditions; (25) increased competition in the energy industry; (26) limited supply of materials and supply chain disruptions; and (27) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or the Company, including the Registration Statement on Form S-4 that the Company and GigCapital7 filed in connection with the Business Combination, and GigCapital7’s other filings with the SEC, as well as any further risks and uncertainties contained in the Proxy Statement. In addition, there may be additional risks that neither GigCapital7 or the Company presently know, or that GigCapital7 or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither GigCapital7 nor the Company undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by GigCapital7, the Company, or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Current Report will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Form of Non-Redemption Agreement

99.1	Press Release, dated May 1, 2026

99.2	Proxy Supplement, dated as of May 1, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2026	GIGCAPITAL7 CORP.

	By:	/s/ Dr. Avi Katz
	Name:	Dr. Avi Katz
	Title:	Chief Executive Officer

Exhibit 10.1

FORM OF NON-REDEMPTION AGREEMENT

This NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of May 1, 2026, is made by and among GigCapital7 Corp., a Cayman Islands exempted company (the “Company”), and the Investor (as defined below).

WHEREAS, the Company is a special purpose acquisition company whose Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”), are traded on the Nasdaq Stock Market LLC under the trading symbol “GIG”;

WHEREAS, the Company, Hadron Energy, Inc., a Delaware corporation (“Hadron Energy”), and MMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), have entered into a Business Combination Agreement, dated as of September 27, 2025, as amended by the First Amendment to Business Combination Agreement, dated as of December 12, 2025 and as further amended by the Second Amendment to Business Combination Agreement, dated as of April 16, 2026 (as may be further amended from time to time, the “Transaction Agreement”);

WHEREAS, the Company and the Investor named on the signature page hereto, on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by the Investor or its affiliates (collectively, the “Investor”) is entering into this Agreement in anticipation of the closing of the business combination contemplated by the Transaction Agreement;

WHEREAS, prior to or concurrent with the execution of this Agreement, the Company may enter into other non-redemption agreements with substantially similar terms with other shareholders of the Company (such non-redemption agreements, “Other Non-Redemption Agreements”, and such other shareholders of the Company, “Other Investors”), which, together with this Agreement, mandate the non-redemption of other Ordinary Shares;

WHEREAS, as of the date hereof in respect of the Ordinary Shares, the Investor has voting and investment power over the number of Ordinary Shares set out in Exhibit A (the “Investor Shares”). For the avoidance of doubt, the Investor may have voting and investment power over additional Ordinary Shares (such shares, “Non-Investor Shares”) which will not be subject to this Agreement;

WHEREAS, pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, dated as of August 28, 2024 (the “Cayman Constitutional Documents”), public shareholders of the Company have the right to require that the Company redeem, upon the Closing, Ordinary Shares held by them in connection with the Business Combination, for the Redemption Price (as defined in the Cayman Constitutional Documents), representing the right to receive their pro rata portion of the funds currently in the Company’s trust account, to the extent such shareholders exercise such redemption right (“redemption rights”), and in its capacity as a holder of Ordinary Shares, the Investor has redemption rights with respect to the Investor Shares as well as any additional Ordinary Shares that the Investor acquires prior to the Redemption Deadline (as such term is defined below);

WHEREAS, the Company has filed a proxy statement/prospectus in a registration statement on Form S-4 (as amended or supplemented from time to time, the “Business Combination Registration Statement”), which was declared effective on April 15, 2026 and set forth 5:00 p.m., Eastern Time, on May 5, 2026 as the deadline for submission of a written request to exercise the redemption rights of public Ordinary Shares as provided for in accordance with the Cayman Constitutional Documents (the “Redemption Deadline”) and provided notice of the extraordinary general meeting of shareholders of the Company (the “Meeting”) to approve the Business Combination;

WHEREAS, pursuant to the terms of this Agreement, the Investor desires to agree to not exercise such redemption rights with respect to the Investor Shares and any Recycled Shares (as defined below) purchased by the Investor up to a total of [•] Ordinary Shares including the Investor Shares and any Recycled Shares;

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the Transaction Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1. Non-Redemption Agreement. Subject to the conditions set forth in this Agreement, the Investor hereby irrevocably and unconditionally agrees that it will not elect to redeem or otherwise tender or submit for redemption any of the Investor Shares and waives all redemption rights with respect to the Investor Shares. In addition, the Investor hereby (a) irrevocably and unconditionally agrees that it will not elect to redeem or otherwise tender or submit for redemption any Ordinary Shares purchased by the Investor from third parties (other than the Company) through a broker in the open market (other than through the Company) following the date hereof and prior to the Redemption Deadline and waives all redemption rights with respect to such shares, and (b) agrees that, to the extent the Investor purchases Ordinary Shares from third parties (other than the Company) through a broker in the open market (other than through the Company) after the Redemption Deadline, then the third party from whom the Investor purchased such shares shall have submitted a written reversal of any redemption request such third party previously submitted to Continental Stock Transfer and Trust Company prior to the Redemption Deadline, which has been confirmed by the Company (such shares described in the foregoing clauses (a) and (b), the “Recycled Shares” and together with the Investor Shares, the “Non-Redemption Shares”). The aggregate number of Non-Redemption Shares subject to this Agreement shall not exceed [•] Ordinary Shares.

2. [Reserved].

3. Restrictions. From the date of this Agreement until such time as the Investor has irrevocably rescinded or reversed any previously given redemption instruction with respect to the Non-Redemption Shares, the Investor hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will offer for sale, sell or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) any Non-Redemption Shares (collectively, a “Transfer”); provided, that, Transfers by Investor are permitted to an affiliate of Investor only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of Investor under, and be bound by all of the terms of, this Agreement.

4. Representations and Warranties. Each of the parties hereto represents and warrants to the other party that: (a) it is a validly existing company, partnership or corporation, in good standing under the laws of the jurisdiction of its formation or incorporation; (b) this Agreement constitutes a valid and legally binding obligation on it in accordance with its terms, subject to laws relating to bankruptcy, insolvency and relief of debtors, and laws governing specific performance, injunctive relief and other equitable remedies; (c) the execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate action, and (d) the execution, delivery and performance of this Agreement will not result in a violation of its Memorandum and Articles of Association or Certificate of Incorporation, as applicable, or conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which it is a party or by which it is bound. The Investor represents and warrants to the Company, that, as of the date hereof, (i) the Investor beneficially owns not less than the number of Ordinary Shares set forth opposite the Investor’s name on Exhibit A hereto and (ii) all such Ordinary Shares are otherwise currently entitled to be redeemed.

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5. Additional Covenants. The Investor hereby covenants and agrees that, except for this Agreement, the Investor shall not, at any time while this Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to the Non-Redemption Shares (or any securities received in exchange therefore) inconsistent with Investor’s obligations pursuant to this Agreement, (ii) grant a proxy, a consent or power of attorney with respect to the Non-Redemption Shares (or any securities received in exchange therefore), (iii) enter into any agreement or take any action that would make any representation or warranty of Investor contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling Investor from performing any of its obligations under this Agreement, or (iv) purchase the Non-Redemption Shares at a price higher than the price offered through the Company’s redemption process.

6. Expenses. Each party shall be responsible for its own fees and expenses related to this Agreement and the transactions contemplated hereby.

7. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the termination of the Transaction Agreement in accordance with its terms, (b) such date and time as the Company shall liquidate its Trust Account (as defined below) after having failed to close a business combination, and (c) the mutual written consent of the parties hereto. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to clause (a) above shall not affect any liability on the part of any party for an intentional breach of this Agreement. Section 6 through and including Section 26 of this Agreement will survive the termination of this Agreement.

8. Trust Account Waiver. The Investor acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (“IPO”) and certain proceeds of a private placement (including interest accrued from time to time thereon) for the benefit of its public shareholders and certain other parties (including the underwriters of the IPO). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter during the term of this Agreement have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and it shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); provided, that the Released Claims shall not include any rights or claims of the Investor or any of its related parties as a shareholder of the Company to the extent related to or arising from any Non-Redemption Shares. The Investor hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account with respect to the Released Claims. For the avoidance of doubt, this provision shall not restrict the Investor’s redemption rights (as defined in the Cayman Constitutional Documents) with respect to the Non-Investor Shares.

9. Public Disclosure. The Company shall file a Current Report on Form 8-K with the SEC (the “Current Report”) reporting the material terms of this Agreement within four (4) Business Days following the execution of this Agreement, or contemporaneously with any public announcement or press release regarding this or any Other Non-Redemption Agreement. The Company shall not, and shall cause its representatives to not, disclose any material non-public information to the Investor concerning the Company, the Ordinary Shares or the Business Combination, other than the existence of this Agreement, such that the Investor shall not be in possession of any such material non-public information from and after the filing of the Current Report. Notwithstanding anything in this Agreement to the contrary, the Investor agrees that the Company shall have the right to publicly disclose the nature of the Investor’s commitments, arrangements and understandings under and relating to this Agreement in any filing by the Company with the SEC.

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10. Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 24 hereof or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

11. Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

12. Freely Tradable. The Company confirms that (i) the Non-Redemption Shares will be freely tradeable without restrictive legends following the Redemption Deadline; (ii) the Non-Redemption Shares will not require re-registration pursuant to a registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent following the Business Combination; and that (iii) the Investor shall not be identified as a statutory underwriter in any registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent.

13. Form W-9 or W-8. The Investor shall, upon or prior to the consummation of the Business Combination, execute and deliver to the Company a completed IRS Form W-9 or Form W-8, as applicable. In no event shall any consideration hereunder be subject to withholding or reduction in respect of any tax or other levy in respect of Investor (or any fund or entity managed thereby).

14. [Reserved].

15. Non-Reliance. The Investor has had the opportunity to consult its own advisors, including financial and tax advisors, regarding this Agreement or the arrangements contemplated hereunder, and the Investor hereby acknowledges that neither the Company nor any representative or affiliate of the Company has provided or will provide the Investor with any financial, tax or other advice relating to this Agreement, or the arrangements contemplated hereunder.

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16. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the parties, Hadron Energy and their respective successors and permitted assigns. Except as expressly named in this Section 16, this Agreement is not intended, nor shall be construed, to give any person, other than the parties, Hadron Energy and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement.

17. Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the non-assigning party hereto (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Investor may transfer its rights, interests and obligations hereunder to one or more investment funds or accounts managed or advised by the Investor (or a related party or affiliate) and to the extent such transferee is not a party to this Agreement, such transferee shall agree to be bound by the terms hereof prior to any such transfer being effectuated.

18. Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any other state or federal court within the State of Delaware.

19. Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

20. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

21. No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Investor, on the one hand, and the Company, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

22. Blocker Provision. Notwithstanding anything to the contrary contained herein, the number of Ordinary Shares of the Company and its successor(s) that may be acquired by the Investor shall be limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of Ordinary Shares then beneficially owned by such Investor and its affiliates and any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the Investor’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.99% of the total number of issued and outstanding Ordinary Shares (including for such purpose the Ordinary Shares issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. This provision shall not restrict the number of Ordinary Shares which an Investor may receive or beneficially own in order to determine the number of securities or other consideration amount that such Investor may receive in the event of a merger or other business combination or reclassification involving the Company. This restriction may not be waived without prior written consent from Investor at least 61 days prior to such waiver.

23. Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service; (c) if delivered by

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electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day), provided the sender receives no bounce-back or similar message indicating non-delivery; in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties in accordance with this Section 23):

If to the Company prior to consummation of the Business Combination:

GigCapital7 Corp.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

Attn: Dr. Avi Katz, Chief Executive Officer

Telephone No.: (650) 276-7040

Email: Avi@gigcapitalglobal.com

with a copy (which will not constitute notice) to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Attn: Jeffrey C. Selman, John F. Maselli

Telephone No.: (415) 615-6035

Email: Jeffrey.Selman@us.dlapiper.com; John.Maselli@us.dlapiper.com

If to the Company after consummation of the Business Combination:

Hadron Energy, Inc.

3 Twin Dolphin Drive, STE 260

Redwood City, CA 94065

Attn: Samuel Gibson

Email: Sgibson@hadronenergy.com

If to the Investor:

[•]

[•]

Attention: [•]

Email: [•]

with a copy (which will not constitute notice) to:

[•]

[•]

[•]

Telephone: [•]

Attention: [•]

Email: [•]

24. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

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25. Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent that they relate in any way to the subject matter hereof.

26. Most Favored Nation. In the event the Company enters one or more other similar non-redemption agreements, including the Other Non-Redemption Agreements, with any Other Investors before, concurrent with, or after the execution of this Agreement in connection with the Meeting or any other meeting of the shareholders of the Company held prior to the Meeting, the Company represents and agrees that the terms of such other similar non-redemption agreements shall not be materially more favorable to such Other Investors thereunder than the terms of this Agreement are in respect of the Investor. In the event that any Other Investor is afforded any such more favorable terms pursuant to such similar non-redemption agreement than the Investor, the Company shall promptly inform the Investor of such more favorable terms in writing, and the Investor shall have the right to elect to have such more favorable terms included herein, in which case the parties hereto shall promptly amend this Agreement to effect the same.

[Signature page follows]

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Exhibit 10.1

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

GigCapital7 Corp.

By:
Name:	Dr. Avi Katz
Title:	Chief Executive Officer

Investor [•]

By:
Name:
Title:	Authorized Signatory

EXHIBIT A

Investor	Investor Shares
[•]	[•]

Exhibit 99.1

GigCapital7 Corp. Announces Non-Redemption Agreements Funding in the Approximate Amount of at Least $19.3 Million in Conjunction with the Anticipated Closing of the Business Combination with Hadron Energy, Inc.

NEW YORK — May 1, 2026 — GigCapital7 Corp. (Nasdaq: GIG) (“GigCapital7” or the “Company”) today announced that it has directly solicited and entered into non-redemption agreements (each a “Non-Redemption Agreement” and together the “Non-Redemption Agreements”) with a few public stockholders, pursuant to which such stockholders have agreed not to exercise redemption rights in connection with the proposed business combination between GigCapital7 and Hadron Energy, Inc. (“Hadron”) with respect to an aggregate of 1,800,000 Class A ordinary shares of the Company, representing approximately $19.3 million of the funds held in the Company’s trust account, and with the possibility for additional Non-Redemption Agreements, and that will be moved into the Hadron Energy balance sheet at the closing of the business combination These NRA funds are being added to approximately $7.6 million that have already been funded on a SAFE bridge note over the last few months to Hadron Energy, for a total equity raise by GigCapital7 into Hadron Energy of about $26.9 million, which far exceeds the Business Combination Agreement’s announced minimum cash condition on closing of $20 million.

The Non-Redemption Agreements were entered into in anticipation of the closing of the business combination contemplated by the Business Combination Agreement, dated as of September 27, 2025, as amended, by and among GigCapital7, Hadron Energy and MMR Merger Sub, Inc. The extraordinary general meeting of shareholders of GigCapital7 to approve the business combination is scheduled for May 7, 2026, with the deadline for submission of redemption requests set for 5:00 p.m., Eastern Time, on May 5, 2026.

Additional information regarding the Non-Redemption Agreement will be provided in a Current Report on Form 8-K to be filed by GigCapital7 with the U.S. Securities and Exchange Commission.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MWe of continuous power, the Halo MMR is smaller, more cost-effective, and faster to deploy than other proposed nuclear power solutions. The reactor’s vessel, core, and containment shell are fully truck-transportable, enabling deployment across AI data centers, industrial hubs, remote communities, and infrastructure facilities where traditional power solutions cannot deliver. Hadron is advancing the Halo MMR through an integrated program of technical development, NRC licensing engagement, and a growing portfolio of strategic supply chain and deployment partnerships. For more information, please visit www.hadronenergy.com.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. Like all other GigCapital Private-to-Public Equity (PPE) entities, it aimed to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come, and hence is combining with Hadron Energy, Inc.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the benefits of the business combination between the parties and the anticipated timing of, and the funds expected to be available upon, the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s Halo MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its Halo MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the registration statement that Hadron and GigCapital7 filed in connection with the business combination (the “Registration Statement”).

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction is being submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7 and Hadron have filed with the SEC the Registration Statement that includes a prospectus relating to the offer of securities to be issued in connection with the business combination and GigCapital7 has filed a final prospectus/ definitive proxy statement, which is being distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination and other matters as described in the Registration Statement. GigCapital7 is mailing the final prospectus/definitive proxy statement and other relevant documents (the “GigCapital7 Shareholder Materials”) to its shareholders as of April 15, 2026, the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE FINAL PROSPECTUS/DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROSPECTUS/PROXY STATEMENT BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7 shareholders in connection with the business combination is set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com

Exhibit 99.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A/A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

GigCapital7 Corp.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11

SUPPLEMENT TO PROXY STATEMENT

OF

GigCapital7, Corp.

Dated May 1, 2026

The following disclosures in this proxy supplement (the “Supplement”) supplement, and should be read in conjunction with, the disclosures contained in the joint definitive proxy statement/final prospectus (the “Proxy Statement”), filed on April 15, 2026, and the supplement to the Proxy Statement dated April 20, 2026 (the “Prior Supplement”), each of which in turn should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement or Prior Supplement, the information set forth herein shall supersede or supplement the information in the Proxy Statement or Prior Supplement, as applicable. All other information in the Proxy Statement and the Prior Supplement remains unchanged.

As provided in the Proxy Statement, GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”) is soliciting stockholder approval of, among other things, its proposed business combination (the “Business Combination”) with Hadron Energy, Inc., a Delaware corporation (the “Company”) and the other matters as described in the Proxy Statement, which includes a prospectus relating to the offer of the securities to be issued to the stockholders of the Company in connection with the Business Combination. The purpose of the following supplemental disclosures is to provide additional information about the Non-Redemption Agreements (as defined below). Terms used herein, unless otherwise defined, have the meanings set forth in the Proxy Statement or the Prior Supplement.

DESCRIPTION OF NON-REDEMPTION AGREEMENTS

On May 1, 2026, GigCapital7 entered into separate agreements (each, a “Non-Redemption Agreement”, and together, the “Non-Redemption Agreements”) with certain of the public stockholders of GigCapital7 (each, individually, a “Public Stockholder”, and together, the “Public Stockholders”) eligible to redeem their respective Class A ordinary shares, par value $0.0001 per share, of GigCapital7 (“Ordinary Shares”) at the upcoming extraordinary general meeting of the shareholders of GigCapital7 scheduled for May 7, 2026 (the “May 2026 Meeting”) to approve the business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of September 27, 2025, as amended by the First Amendment to Business Combination Agreement, dated as of December 12, 2025, and as further amended by the Second Amendment to Business Combination Agreement, dated as of April 16, 2026 (as may further be amended from time to time, the “Business Combination Agreement”), by and among GigCapital7, the Company, and MMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital7 (“Merger Sub”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Non-Redemption Agreements. Any reference herein to the “Non-Redemption Agreement” is to be treated as a reference to each Public Stockholder’s separate agreement and should be construed accordingly and any action taken by a Public Stockholder should be construed as an action under its own respective agreement.

Pursuant to the Non-Redemption Agreements, the Public Stockholders that have entered into the Non-Redemption Agreements have agreed not to exercise redemption rights with respect to their respective Ordinary Shares in connection with the Business Combination, and to waive all redemption rights with respect to the aggregate number of [•] Ordinary Shares (the “Non-Redemption Shares”), provided that no Public Stockholder is required to hold a number of Ordinary Shares representing in excess of 9.99% of the total number of Ordinary Shares outstanding. The Non-Redemption Shares held by the Public Stockholders will not be subject to any other transfer restrictions than those described in the Non-Redemption Agreements. The Public Stockholders will have no obligation to hold the Non-Redemption Shares beyond the Redemption Deadline, after which such shares will be freely tradeable without restrictive legends.

In the event that GigCapital7 enters one or more other non-redemption agreements in connection with the Business Combination (“Other Agreements”), GigCapital7 has agreed that the terms of such Other Agreements will not be materially more favorable to such other investors than the terms of the Non-Redemption Agreements are in respect of the Public Stockholders. In the event that another third party is afforded any such more favorable terms than the Public Stockholders, GigCapital7 has agreed to promptly inform the Public Stockholders of such more favorable terms in writing, and the Public Stockholders will then have the right to elect to have such more favorable terms included in each Public Stockholder’s respective Non-Redemption Agreement.

A copy of the form of Non-Redemption Agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by GigCapital7 on the date hereof, and the foregoing description of the Non-Redemption Agreements is qualified in its entirety by reference thereto.

IMPORTANT NOTICES

About GigCapital7

GigCapital7 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigCapital7’s efforts to identify a target business may span many industries, the focus of GigCapital7’s search is for prospects within the technology, media, and telecommunications, artificial intelligence and machine learning, cybersecurity, medical technology and medical equipment, semiconductor and sustainable industries. GigCapital7 was sponsored by GigAcquisitions7, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

On September 27, 2025, GigCapital7 entered into the Business Combination Agreement with Merger Sub and the Company, pursuant to the terms of which, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of GigCapital7, which will be renamed as Hadron Energy, Inc.

Additional Information and Where to Find It

In connection with the proposed Business Combination between GigCapital7 and the Company, GigCapital7 has filed the Proxy Statement, which includes a prospectus, with the SEC, and has commenced distribution of the Proxy Statement to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the Business Combination and related transactions, and the other matters described in the Proxy Statement. GigCapital7 is mailing the Proxy Statement and other relevant documents to its shareholders as of April 15, 2026, the record date established for voting on the proposed Business Combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, THE COMPANY AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination and related transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination is set forth in the Proxy Statement, along with information concerning the interests of the Company’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of the Company’s or GigCapital7’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

Certain statements included in this Current Report on Form 8-K and the exhibit hereto that are not historical facts are forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may,” “could,” “would,” “should,” “expect,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future”, “designed,” “forecast,” “target,” “will,” “anticipate,” “estimate,” “continue,” “intend,” “plan,” “predict,” “seem,” “seek,” “outlook,” and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements generally relate to future events, including, without limitation, statements, estimates, forecasts or projections regarding the Company’s future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; the Company’s projected commercialization costs and timeline; the Company’s ability to demonstrate scientific and engineering feasibility of its technologies; the Company’s ability to attract, retain and expand its future customer base; the Company’s ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; the Company’s ability to develop products and services and bring them to market in a timely manner; the Company’s ability to compete successfully with energy products and solutions offered by other companies; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; the Company’s expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which the Company’s products would provide power, which is outside of the Company’s control; the safety profile of the Company’s technology; the execution and success of any definitive agreements related to partnerships and collaborations between the Company and third parties; the Company’s expectations with respect to future performance; GigCapital7’s and the Company’s respective industries, future events, the anticipated use of the investor presentation by the Company and GigCapital7, potential financing activities by the Company, including any contemplated private placement of SAFEs, potential non-deal roadshows, and possible PIPE financing discussions, the proposed transactions between GigCapital7 and the Company, the anticipated timing and benefits of the Business Combination, the entry into agreements related to the Business Combination, the consummation of the proposed Business Combination; the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including the likelihood and ability of the parties to successfully consummate the proposed transactions, future opportunities for the combined company, GigCapital7’s or the Company’s future financial or operating performance, and other statements that are not historical facts. In addition, these forward-looking statements include, without limitation, statements regarding GigCapital7’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed private placements, the Business Combination and other transactions, the satisfaction of the closing conditions to the Business Combination and other transactions, and the timing of the completion of the Business Combination and other transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or GigCapital7), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GigCapital7 and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination or other definitive agreements in connection thereto; (2) the outcome of any legal proceedings that may be instituted against the Company, GigCapital7 or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to successfully or timely consummate the Business Combination and related transactions, including due to the failure to obtain consents and approvals of the shareholders of GigCapital7; (4) the failure to obtain financing to complete the transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the transactions; (5) changes to the proposed structure of the transactions as a result of applicable laws, regulations or conditions; (6) the ability of GigCapital7 to meet applicable listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (8) projections, estimates and forecasts of revenue and other financial and performance metrics; (9) projections about industry trends and market opportunity; expectations relating to the demand for the Company’s micro modular reactor (“MMR”) technology; (10) the Company’s ability to scale and grow its business; (11) the cash position of the Company following closing of the Business Combination; (12) the risk that the transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the transactions; (13) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to successfully commercialize its MMR, and the Company’s ability to source and maintain key relationships with management and key employees; (14) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (15) costs related to the transactions; (16) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding the classification and management of nuclear energy resources, including evolving environmental standards, permitting requirements, and potential changes in applicable laws or regulations; changes in applicable laws and regulations; political and economic developments and market volatility; (17) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (18) risks relating to the Company’s anticipated operations and business, including its focus on the development and commercialization of MMR technologies; (19) the risk that the Company does not ever enter into any definitive agreements in connection with commercialization of its technology; (20) the risk that the Company is pursuing an emerging market; (21) the amount of redemption requests made by the GigCapital7 public shareholders; (22) risks related to the future performance of the Company; (23) the potential need for financing for future operations; (24) financial, political and legal conditions; (25) increased competition in the energy industry; (26) limited supply of materials and supply chain disruptions; and (27) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or the Company, including the Registration Statement that the Company and GigCapital7 filed in connection with the Business Combination, and GigCapital7’s other filings with the SEC, as well as any further risks and uncertainties e contained in the Proxy Statement. In addition, there may be additional risks that neither GigCapital7 or the Company presently know, or that GigCapital7 or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither GigCapital7 nor the Company undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by GigCapital7, the Company, or any other person that the events or circumstances described in such statement are material.